FORM 10-SB
          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
           ISSUERS PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          AMERICAN ALLIANCE CORPORATION
                          -----------------------------
             (Exact name of registrant as specified in its charter)


NEVADA                                                 98-0170247
------                                                 ----------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                         Identification No.)



15 Wertheim Court, Suite 311, Richmond Hill, Ontario   L4B 3H7
----------------------------------------------------   -------
(Address of principal executive offices)               (Zip Code)


Registrant's telephone number, including area code: (905) 709-8240
                                                    --------------

Securities to be registered pursuant to Section 12(b) of the Act:



Title of each class                     Name of each exchange on
 to be so registered                    which each class is to
                                        be registered

100,000,000 Shares of Common Stock      None
5,000,000 Shares of Preferred Stock     None



Securities to be registered pursuant to Section 12(g) of the Act:

                                TABLE OF CONTENTS



                                                                            Page
COVER PAGE                                                                     1

TABLE OF CONTENTS                                                              2

PART I                                                                         3

DESCRIPTION OF BUSINESS                                                        3

DESCRIPTION OF PROPERTY                                                       13

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES                       14

 REMUNERATION OF DIRECTORS AND OFFICERS                                       16

SECURITY OWNERSHIP OF MANAGEMENT AND
    CERTAIN SECURITYHOLDERS                                                   16

INTEREST OF MANAGEMENT AND OTHERS IN
    CERTAIN TRANSACTIONS                                                      17

SECURITIES BEING OFFERED                                                      17

PART II                                                                       18

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
   COMMON EQUITY AND OTHER STOCKHOLDER MATTERS                                18

LEGAL PROCEEDINGS                                                             19

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                                 19

RECENT SALES OF UNREGISTERED SECURITIES                                       19

  INDEMNIFICATION OF DIRECTORS AND OFFICERS                                   20

PART F/S                                                                      20

 FINANCIAL STATEMENTS                                                         20

PART III                                                                      20
 INDEX TO EXHIBITS                                                            20

SIGNATURES                                                                    21

                                     PART I

     The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM 6.  DESCRIPTION OF BUSINESS
-------  -----------------------

         American Alliance Corporation (The Company) is a developmental stage company. The Company was incorporated under the laws of the State of Utah, on July 14, 1983 under the name of Far West Gold, Inc., with an authorized capital of 50,000,000 shares of common stock with a par value of $.001 per share.

         On July 14, 1983, the Company, in connection with a Rule 504, Regulation D offering issued 5,141,000 shares of common stock for cash at $.003 per share or $15,000. During October 1984, the Company issued 13,009,000 shares of common stock at $.01 per share or $130,090, less expenses of the offering of $27,547, for net proceeds of $102,543. The Company was not operational for the years 1990 to 1995 and received no revenues during this time. For the year ended December 31, 1995, the Company issued 20,000,000 shares of common stock at $.001 per share to satisfy current liabilities in the amount of $20,000.

         On April 15, 1996, the Company effected a reverse split of 500:1, with par value remaining at $.001. On April 16, 1996, the Company issued 4,000,000 shares of common stock at $.0005 per share for services or $2000 to Mr. Harmel
S. Rayat, a director of the Company. On May 9, 1996, in connection with a Rule 504, Regulation D offering, the Company issued 4,000,000 shares of common stock at $0.05 per share for cash in the amount of $200,000. On May 9, 1996, the stockholders authorized a name change to Far West Resources, Inc. and authorized an increase in the number of shares that Company has authority to issue to 105,000,000, of which 100,000,000 shares shall be at $.001 par value common stock, and 5,000,000 shares shall be $.10 par value preferred stock.

         On June 30, 1997, the stockholders authorized a name change to American Alliance Corporation, authorized a change in the state of registration from Utah to Nevada, authorized an increase in common share par value from $.001 to $.00001 and preferred share par value from $.10 to $.0001, and authorized to adopt the 1997 Stock Option Plan and reserve 1,250,000 shares for issuance thereunder. On June 30, 1997, in connection with a Rule 504, Regulation D offering, the Company issued 2,000,000 shares of common stock for cash of $45,000 and $255,000 for services at $0.15 per share or a total of $300,000. On September 22, 1997, the Company merged the Utah Corporation, Far West Resources, Inc., into American Alliance Corporation, a Nevada Corporation, with the Nevada Corporation being the surviving corporation. On October 14, 1997, the Company issued 1,000,000 shares of common stock in a Rule 504, Regulation D offering memorandum at $.50 per share or $500,000. On December 9, 1997, the Company issued 450,000 shares of common stock in a Rule 505, Regulation D offering memorandum at $2.00 per share or $900,000, along with 450,000 share purchase warrants to purchase common shares at $2.00 per share until December 9, 2001.

         On January 9, 1998, the Company organized American Alliance, Inc., its wholly owned subsidiary, under the laws of the State of Nevada with an authorized capital of 1000 common shares, with a par value of $.001, and with one share issued to American Alliance Corporation. On June 22, 1998, the stockholders authorized to adopt the 1998 Stock Option Plan and reserve
1,750,000 shares for issuance thereunder. On July 27, 1998, the Company appointed Mr. Britt Weaver as President and Chief Executive Officer, replacing Mr. Harmel S. Rayat who remains the Company's Chairman. Mr. Weaver also replaced Mr. Kundan S. Rayat as a Director, who retired from the Board. On September 15, 1998, the Company paid $29,000 for 100% of the shares of Rowland Carmichael & Associates, Inc., an Arizona based broker dealer, for the development of an online brokerage service. Subsequent to the acquisition of Rowland Carmichael, the Company decided not to enter into the business of Internet brokerage services. On December 1, 1998, Mr. Kesar S. Dhaliwal joined the Board of
Directors as President and Chief Executive Office in the place of Mr. Britt Weaver.

         In January, 1999, the Company entered into the field of targeted Internet streaming with the launch of its portal, www.eviewonline.com. The Company's objective is to make available aggregated audio and video content on a worldwide basis, with particular emphasis on entertainment, news, sports, fashion and business. In April, 1999, the Company acquired the domain name www.whatsonline.com and merged the contents of eviewonline.com into whatsonline.com. A trademark application has been filed for whatsonline with the United States Patent and Trademark Office.

         On May 4, 1999, the Board of Directors held a meeting at which it was resolved to commence a forward split of the Company's common stock on a two-to-one basis. This split will become effective on or about May 14, 1999. On May 5, 1999, the Directors elected to change the Company's name to "WhatsOnline.Com, Inc." This name change will also take place on or about May 14, 1999.

         The Company is a development stage company, as defined in Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing its business, and although its planned operations have commenced there have been no significant revenues derived therefrom. Using media streaming technologies and infrastructures already developed by companies such as Microsoft, Real Networks, InterVu and others, the Company plans initially to market and brand itself as a media streaming portal and an online listing guide to online users seeking an enriched multimedia audio/video web experience. By focusing on sales and marketing, and either outsourcing or co-branding most technology and capital intensive aspects, the Company's objective is to place emphasis on generating revenues from advertising, sponsorships, pay per view broadcasts of business events such as shareholder meetings and new product launches, fees from streamed content, and e-commerce.

         With the availability of broadband Internet access accelerating, along with the proliferation of software enabling multimedia viewing of online content, more and more online users will come to expect a TV like web experience, which in turn can be used to draw more traffic. To date, only a small percentage of mostly large corporations have streamed their products or services over the Internet. While a significant marketplace is available for the Company's services, the Company believes that there will be significant competition from numerous parties, both in the near and long term. Competition exists from such companies as Broadcast.com, InterVu, Payperview.com, and others. The Company intends to compete by aggressively branding itself as a premier streaming portal, with wide ranging and international content, focus on sales and marketing of its services, and enter markets where the Company can leverage off its first mover advantage.

         While competition is expected to intensify in the future, the high growth of the Internet itself is expected to expand the size of the marketplace in order to allow for many competitors. The Computer Industry Almanac reported that there were more than 147 million world-wide users of the Internet at the end of 1998, compared to just 61 million at the end of 1996, with approximately 50% of the total being in the US. With the number of Internet users around the world constantly growing, the Computer Industry Almanac projects that worldwide users will reach 320 million by the end of year 2000, and surpass 720 million by in 2005.

         Fuelling greater interest in the Internet is the continued improvement and development of software, hardware and technological infrastructure that has allowed the Internet to develop from a medium that delivered slow downloading web pages with marginal graphics and text only content to one that now delivers near broadcast quality audio and video content, both live and archived. In fact, the Internet has dramatically shifted traditional radio and TV habits. In the second half of 1998, 13 percent of Americans listened to the radio over the Internet, compared to just 6 percent of the US population that had tuned in online in July 1998. Technological improvements have actually resulted in less TV viewing time in households with Internet access according to a recent report by the Yankee Group, entitled "TVs, PCs and Beyond: Convergence or Confusion". The Yankee Group study found that households with PCs and Internet access were more likely to be Cable and DBS subscribers, with the extra time taken up by the Internet affecting broadcasters, who typically rely on advertising as opposed subscription fees for revenue.

ITEM 7.  DESCRIPTION OF PROPERTY
-------  -----------------------

         The Company maintains its head office at 15 Wertheim Court, Suite 311, Richmond Hill, Ontario, L4B 3H7. These premises are 2180 sq. ft. and are leased for C$3203.79 per month. The Company's lease expires on February 2, 2001, however, the Company has an option to renew for another five year term.

ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
-------  -------------------------------------------------------

         The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

HARMEL S. RAYAT (Age 37) Chairman, Director. Mr. Rayat has been in the venture capital industry since 1981 and since January 1993 has been the president of Hartford Capital Corporation, a company which specializes in providing early stage funding and investment banking services to emerging growth corporations. From January 1989 through December 1992 Mr. Rayat was the President and CEO of K.S. Rayat & Company, an investment banking and venture capital company, where he was responsible for research, due diligence and investment strategy in early stage, start-up venture capital investments. Mr. Rayat has been a director and President of the Company since March 1996.

KESAR S. DHALIWAL (Age 37) President and Chief Executive Officer, Director. Mr. Dhaliwal has international business management experience in North America, Asia and Europe. Between 1993 and just prior to joining American Alliance Corporation in December 1998, Mr. Dhaliwal lead two technology companies which developed and marketed real time Internet based information technology platforms to financial services institutions. From 1986 through 1993, Mr. Dhaliwal was the Chief Strategic Officer and Investment Officer for a large multi-national Singapore based conglomerate. His duties included expanding the company's diverse operations into shipping, construction, hospitality and entertainment. From 1984 through 1986, Mr. Dhaliwal was president of an international hospitality company, where he developed and executed the company's expansion strategy from North America to Europe and Asia.

JASBINDER CHOHAN. (Age 36) Secretary /Treasurer, Director. Ms. Chohan has extensive sales, marketing and accounting experience with established, as well as start up corporations. Since January 1995, Ms. Chohan has been an account manager at an international packaging company. Between March 1991 and January 1995, Ms. Chohan handled all aspects of general accounting, administration, and employee relations at an growing advertising concern and for a holding company involved in recycling.

GURSH S. KUNDAN. (Age 32) Vice President, Business Development. Mr. Kundan has held senior positions with several financial service and technology organizations. From 1996 to 1998, Mr. Kundan was a senior vice president of a start up technology company where he was responsible for developing the technology for, and managing a service bureau operation which administered nine billion dollars of financial service assets for several financial planning firms. During his tenure, he also developed and implemented the firm's business plan and marketing strategy which lead to an increase in revenue. Between 1991 and 1996, Mr. Kundan worked for several financial institutions developing strategic initiatives to increase market share and profitability through marketing programs and process improvement projects. From 1989 to 1991, Mr. Kundan worked for a large information systems company and was responsible for several initiatives, including development of distribution channels, product marketing strategies and marketing research studies. Mr. Kundan holds a Bachelor of Business Administration Degree from Simon Fraser University, with a focus on marketing strategy, management information systems and operations.


ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS
-------  --------------------------------------

         The following table sets forth certain information as to the Company's five highest paid executive officers and directors for the fiscal year ended December 31, 1997 and for the fiscal year which will end on December 31, 1998. No other compensation was paid or will be paid to any such officers other than the cash compensation set forth below.

                                 Summary Compensation Table
Name and principal position                                              Year   Salary
Harmel  S. Rayat, Chairman, Director                                     1997   $0.00
                                                                         1998   $0.00

Britt Weaver, former President & CEO, Director                           1997   $0.00
                                                                         1998   $64,167

Kesar S. Dhaliwal, joined as President & CEO, Director on December 1/98  1997   $0.00
                                                                         1998   $0.00

Jasbinder Chohan, Secretary & Treasurer, Director                        1997   $0.00
                                                                         1998   $0.00



         In fiscal 1997, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was nil. In fiscal 1998, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $64,167.

ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS
--------  ------------------------------------------------------------

         The following table sets forth, as of April 19, 1997, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 5% of the Company's Common Stock outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.


(1)                      (2)                                (3)                         (4)
                         Name and address of                Amount and Nature           Percent
Title of Class           Of beneficial owner                of beneficial ownership     of class
--------------           -------------------                -----------------------     --------
Common                   Harmel S. Rayat                    4,000,000                   34.7%
                         216 - 1628 West 1st Ave
                         Vancouver, B.C., V6J 1G1

Common                   Kesar S. Dhaliwal                  1,200,000                   10.4%
                         15 Wertheim Court, Suite311
                         Richmond Hill, Ontario L4B 3H7

Common                   Jasbinder Chohan                   30,000                      0.3%
                         216-1628 West 1st Avenue
                         Vancouver, B.C.  V6J 1G1

Common                   Officers and Directors             5,230,000                   45.4%
                         As A Group (3 persons)


ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
--------  ---------------------------------------------------------

         From time to time, the Company has provided Internet related services at fair market value for MedCare Technologies Inc., a company listed on the NASDAQ Small Cap. Mr. Harmel S. Rayat, a Director and Chairman of the Company, is also a Director and Chairman of MedCare Technologies.

ITEM 12.  SECURITIES BEING OFFERED
--------  ------------------------

Common Stock
------------

         The Company has 100,000,000 common shares authorized with $0.00001 par value. Holders of the Common Stock are entitled to one vote for each share held by them of record on the books of the Company in all matters to be voted on by the stockholders. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available, and in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. Declaration of dividends on Common Stock is subject to the discretion of the Board of Directors and will depend upon a number of factors, including the future earnings, capital requirements and financial condition of the Company. The Company has not declared dividends on its Common Stock in the past and the management currently anticipates that retained earnings, if any, in the future will be applied to the expansion and development of the Company rather than the payment of dividends.

         The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is, and the Common Stock offered by the Company hereby will, when issued, be validly issued, fully paid and nonassessable.

Preferred Stock
---------------

         The Company has 5,000,000 preferred shares at $0.0001 par value authorized, none issued at this time. The Board of Directors may issue the preferred shares from time to time in one or more series, each series to have voting rights, preferences in dividends and in liquidation and such other rights, preferences and conditions as the Board of Directors may designate by an amendment to the Company's Articles of Incorporation by action duly adopted without shareholder action and shareholder action shall not be required thereof.

Stock Options
-------------

         The Company has 1,250,000 shares reserved under its 1997 Stock Option Plan for issuance at $1.00 per share until November 5th, 2007. The optionees and numbers of shares optioned are as follows:

Ranjit Bhogal*                      400,000
Terry Johnston**                    300,000
Bhupinder Mann***                   300,000
Herdev S. Rayat                     110,000
Jasvir S. Rayat                     110,000
Jasbinder Chohan                     30,000


* As at April 19, 1999, 30,000 options have been exercised. ** As at April 19, 1999, 5,000 options have been exercised. *** As at April 19, 1999, 5,000 options have been exercised.

         The Company has 1,750,000 shares reserved under its 1998 Stock Option Plan. As at April 15, 1999, 1,250,000 shares out of the 1,750,000 shares had been issued at $2.00 per share until November 5th, 2007. The optionees and numbers of shares optioned are as follows:


Kesar  S. Dhaliwal*                 1,200,000

* 1,000,000 options vest in 5 equal installments each December 1st, beginning 1999. The balance of 200,000 options vest once the Company attains $5,000,000 in annual sales.



                                     PART II


ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
-------  --------------------------------------------------------
EQUITY AND OTHER STOCKHOLDER MATTERS
------------------------------------

         The shares of the Company's stock are traded on the OTC Bulletin Board under the symbol AMRE and the following have been the High and Low prices for the times indicated:

                                                     High                       Low
January - March 1999                                 $10.25                     $ 3.75
October - December 1998                              $  6.50                    $ 4.88
July - September 1998                                $  6.75                    $ 1.75
April - June 1998                                    $  5.63                    $ 2.13
January - March 1998                                 $  3.25                    $ 2.38
October - December 1997                              $  2.38                    $ 0.56
July - September 1997                                $  0.50                    $ 0.50
April - June 1997                                    $  0.38                    $ 0.19
January - March 1997                                 $  1.00                    $ 0.63



         There are 450,000 share purchase warrants exercisable at $2.00 per share until December 9th, 2001. Other than stock options currently outstanding, there are no other convertible securities.

         As of April 19, 1999 there were 309 registered shareholders of the Company. There are no dividend restrictions on the Company. Market makers who have posted bids or offers during the period April 1996 to April 1999 are as follows: William V. Frankel & Co. Incorporated, Hill Thompson Magid & Co Inc., Knight Securities, Inc., Paragon Capital Corporation and Sharpe Capital, Inc.


ITEM 2.  LEGAL PROCEEDINGS
-------  -----------------

         There are no legal proceedings pending or threatened against the Corporation.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-------  ---------------------------------------------

     Far West Resources, Inc. changed its accountants from Hansen, Burnett & Maxwell to Clancy & Company, PLLC on May 9, 1996. There were no and are no disagreements with Hansen, Burnett & Maxwell.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
-------  ---------------------------------------

     On July 14, 1983, the Company, in connection with a 504 D offering issued 5,141,000 shares of common stock for cash at $.003 per share or $15,000. During October 1984, the Company issued 13,009,000 shares of common stock at $.01 per share or $130,090, less expenses of the offering of $27,547, for a net cash of $102,543. For the year ended December 31, 1995, the Company issued 20,000,000 shares of common stock at $.001 per share to satisfy current liabilities in the amount of $20,000.

         On April 15, 1996, the Company effected a reverse split of 500:1, with par value remaining at $.001. On April 16, 1996, the Company issued 4,000,000 shares of common stock at $.0005 per share for services or $2000 to Mr. Harmel
S. Rayat, a director of the Company. On May 9, 1996, in connection with a 504 D offering, the Company issued 4,000,000 shares of common stock at $0.05 per share for cash in the amount of $200,000.

         On June 30, 1997, in connection with a 504 D offering, the Company issued 2,000,000 shares of common stock for cash of $45,000 and $255,000 for services at $0.15 per share or a total of $300,000. On October 14, 1997, the Company issued 1,000,000 shares of common stock in a 504 D offering memorandum at $.50 per share or $500,000. On December 9, 1997, the Company issued 450,000 shares of common stock in a 505 D offering memorandum at $2.00 per share or $900,000, along with 450,000 share purchase warrants to purchase common shares at $2.00 per share until December 9, 2001.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------  -----------------------------------------

         The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes and pursuant to the Bylaws of the Company. This indemnification, as described in Article VII, Section 1 of the Bylaws, includes "current and future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees."

                                    PART F/S
                              FINANCIAL STATEMENTS

                                 C O N T E N T S

Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . . . .  1

Consolidated Balance Sheet at December 31, 1998 and 1997  . . . . . . . . . .  2

Consolidated Statement of Operations For the Years Ended
December 31, 1998 and 1997, and From Inception (July 14, 1983)
To December 31, 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

Consolidated Statement of Stockholders' Equity From Inception
    (July 14, 1983) To December 31, 1998 . . . . .  . . . . . . . . . . . .  4-6

Consolidated Statement of Cash Flows For the Years Ended
December 31, 1998 and 1997, and From Inception (July 14, 1983)
To December 31, 1998  . . . . . . . . . . . . . . . . . . . . . . . . . . .  7-8

Notes to the Consolidated Financial Statements . . . . . . . . . . . . . .  9-14

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
American Alliance Corporation
Richmond Hill, Ontario, Canada

We have audited the consolidated balance sheet of American Alliance Corporation (A Development Stage Company), (the Company), and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended and for the period from Inception (July 14, 1983) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Alliance Corporation as of December 31, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 1, the Company has been in the development stage since its inception on July 14, 1983, and although planned principal operations have commenced, there have been no significant revenues derived therefrom.

Clancy and Co., P.L.L.C.
Phoenix, Arizona 85016
April 15, 1999

                          AMERICAN ALLIANCE CORPORATION
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1998 AND 1997


                                     ASSETS

                                                                    1998               1997
                                                                    ----               ----
Current Assets

  Cash and Cash Equivalents                                         $  1,225,276       $  1,447,925


Property and Equipment, Net (Note 3)                                       7,937                  0


Other Assets

   Goodwill, net of amortization of $956                                  13,382                  0
   Organization Costs                                                        649                  0
                                                                             ---                  -
Total Other Assets                                                        14,031                  0
                                                                          ------                  -

Total  Assets                                                       $  1,247,244       $  1,447,925
                                                                    ============       ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY


Liabilities                                                         $     17,814       $          0


Stockholders' Equity

   Preferred Stock: Authorized $0.0001 Par Value, 5,000,000
    Shares; Issued and Outstanding, NONE                                       0                  0

   Common Stock: Authorized $0.00001 Par Value, 100,000,000
     Shares; Issued and Outstanding, 11,526,202                              115                115

   Additional Paid In Capital                                          2,043,892          2,043,892
   Loss Accumulated During the Development Stage                        (814,577)          (596,082)
                                                                        ---------          ---------
Total Stockholders' Equity                                             1,229,430          1,447,925
                                                                       ---------          ---------

Total Liabilities and Stockholders' Equity                          $  1,247,244       $  1,447,925
                                                                    ============       ============


                                       -1-
   The accompanying notes are an integral part of these financial statements.

                          AMERICAN ALLIANCE CORPORATION
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF OPERATIONS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997, AND
               FROM INCEPTION (JULY 14, 1983) TO DECEMBER 31, 1998



                                                                                    From Inception
                                                   Year Ended       Year Ended      (July 14, 1983)
                                                   December 31,     December 31,    to December 31,
                                                   1998             1997            1998
                                                   ----             ----            ----
Revenues                                           $     66,426     $         0     $     66,426

Operating Expenses

   General and Administrative                           355,978         263,268          963,687
                                                        -------         -------          -------

Operating Loss                                         (289,552)       (263,268)        (897,261)

Other Income

   Interest Income                                       71,057           7,481           82,684
                                                         ------           -----           ------

Net Loss Available to Common Stockholders          $   (218,495)    $  (255,787)    $   (814,577)
                                                   ============     ===========     ============

Loss Per Weighted Average Share of
Common Stock                                       $      (0.02)    $     (0.03)    $      (0.07)
                                                   ============     ===========     ============

Weighted Average Number of Common
Shares Outstanding                                   11,526,202       9,530,568       11,526,202
                                                     ==========       =========       ==========


                                       -3-
   The accompanying notes are an integral part of these financial statements.

                          AMERICAN ALLIANCE CORPORATION
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               FROM INCEPTION (JULY 14, 1983) TO DECEMBER 31, 1998


                                                                                                           Loss
                                                                                                           Accumulated
                                                                                             Additional    During the
                                                Preferred  Stock   Common       Stock        Paid In       Development
                                                Shares     Amount  Shares       Amount       Capital       Stage          Total
                                                ------     ------  ------       ------       -------       -----          -----
Common Stock Issued For Cash at
$0.003 Per Share, August 26, 1983               0          $ 0      5,141,000   $    5,141   $      9,859  $         0    $  15,000

Net Loss From Inception (July 14, 1983)
  Through December 31, 1983                                                                                     (2,888)      (2,888)
                                                ---------  ------   ----------  ----------   ------------       -------      -------
Balance, December 31, 1983                      0            0       5,141,000       5,141          9,859       (2,888)      12,112

Common Stock Issued - Public Offering at
   $0.01 Per Share, October 1984                                    13,009,000      13,009        117,081                   130,090

Cost of Offering                                                                                  (27,547)                  (27,547)

Net Loss, Year Ended December 31, 1984                                                                          (15,327)    (15,327)
                                                ---------  -----   -----------  ----------   ------------       --------    --------
Balance, December 31, 1984                      0            0      18,150,000      18,150         99,393       (18,215)     99,328

Capital Contribution, 1990                                                                          4,364                     4,364

Net Loss, Year Ended December 31, 1985
  Through 1990                                                                                   (103,692)                 (103,692)
                                                ---------  -----   -----------  ----------   ------------       --------    --------
Balance, December 31, 1990                      0            0      18,150,000      18,150        103,757      (121,907)          0

Capital Contribution, 1991                                                                            100                       100

Net Loss, Year Ended December 31, 1991                                                                             (100)       (100)
                                                ---------  -----   -----------  ----------   ------------       --------    --------
Balance, December 31, 1991                      0            0      18,150,000      18,150        103,857      (122,007)          0

Net Loss, Year Ended December 31, 1992                                                                             (141)       (141)
                                                ---------  -----   -----------  ----------   ------------       --------    --------
Balance, December 31, 1992                      0            0      18,150,000      18,150        103,857      (122,148)       (141)


                                       -4-
   The accompanying notes are an integral part of these financial statements.

                          AMERICAN ALLIANCE CORPORATION
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               FROM INCEPTION (JULY 14, 1983) TO DECEMBER 31, 1998



                                                                                                           Loss
                                                                                                           Accumulated
                                                                                             Additional    During the
                                                Preferred  Stock   Common       Stock        Paid In       Development
                                                Shares     Amount  Shares       Amount       Capital       Stage          Total
                                                ------     ------  ------       ------       -------       -----          -----
Net Loss, Year Ended December 31, 1993                                                                             (204)       (204)
                                                --------   ------  ----------   ---------    ------------  -------------  ----------
Balance, December 31, 1993                      0            0      18,150,000      18,150        103,857      (122,352)       (345)

Net Loss, Year Ended December 31, 1994                                                                             (100)       (100)
                                                --------   ------  ----------   ---------    ------------  -------------  ----------
Balance, December 31, 1994                      0            0      18,150,000      18,150        103,857      (122,452)       (445)

Common Stock Issued To Satisfy Current
   Liabilities at $0.001 Per Share,
   December 31, 1995                                                20,000,000      20,000                                   20,000

Net Loss, Year Ended December 31, 1995                                                                          (22,215)    (22,215)
                                                --------   ------  ----------   ---------    ------------  -------------  ----------
Balance, December 31, 1995                      0            0      38,150,000      38,150        103,857      (144,667)     (2,660)

500:1 Reverse Stock Split, April 15, 1996                          (38,073,798)    (38,074)        38,074                         0

Common Stock Issued In Exchange For
   Services at $0.005 Per Share, April
   16,1996                                                           4,000,000       4,000         (2,000)                    2,000

Common Stock Issued For Cash at $0.05
   Per Share, May 9, 1996                                            4,000,000       4,000        196,000                   200,000

Net Loss, Year Ended December 31, 1996                                                                         (195,628)   (195,628)
                                                --------   ------  -----------  -----------   -----------   ------------  ----------
Balance, December 31, 1996                      0            0       8,076,202       8,076        335,931      (340,295)      3,712

Common Stock Issued For Cash and
   Services at $0.15 Per Share, June 30,
   1997                                                              2,000,000       2,000        298,000                   300,000


                                       -5-
   The accompanying notes are an integral part of these financial statements.

                          AMERICAN ALLIANCE CORPORATION
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               FROM INCEPTION (JULY 14, 1983) TO DECEMBER 31, 1998



                                                                                                           Loss
                                                                                                           Accumulated
                                                                                             Additional    During the
                                                Preferred  Stock   Common       Stock        Paid In       Development
                                                Shares     Amount  Shares       Amount       Capital       Stage          Total
                                                ------     ------  ------       ------       -------       -----          -----
Adjustment For Change in Par Value From
   $0.001 to $0.00001                                                               (9,975)         9,975                         0

Common Stock Issued For Cash at $0.50
   Per Share, October 24, 1997                                       1,000,000          10        499,990                   500,000
Common Stock Issued For Cash at $0.20
   Per Share, December 19, 1997
                                                                       450,000           4        899,996                   900,000
Net Loss, Year Ended December 31, 1997                                                                         (255,787)   (255,787)
                                                --------   ------  -----------  -----------   -----------   ------------  ----------
Balance, December 31, 1997                      0            0      11,526,202         115      2,043,892      (596,082)  1,447,925

Net Loss, Year Ended December 31, 1998                                                                         (218,495)   (218,495)
                                                --------   ------  -----------  -----------   -----------   ------------  ----------
Balance, December 31, 1998                      0          $ 0      11,526,202  $      115   $  2,043,892  $   (814,577)  $1,229,430
                                                =          ===      ==========  ==========   ============  ============   ==========




                                       -6-
   The accompanying notes are an integral part of these financial statements.

                          AMERICAN ALLIANCE CORPORATION
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997, AND
               FROM INCEPTION (JULY 14, 1983) TO DECEMBER 31, 1998


                                                                                               From
                                                                                               Inception
                                                                                               (July 4
                                                             Year Ended         Year Ended     1983) to
                                                             December 31,       December 31,   December 31,
                                                             1998               1997           1998
                                                             ----               ----           ----
Cash Flows From Operating Activities

   Net Loss                                                  $  (218,495)       $  (255,787)   $  (814,577)
   Adjustments to Reconcile Net Loss to Net Cash
     Used In Operating Activities

        Investment in Subsidiary                                  11,274                  0         11,274
        Depreciation and Amortization                              2,940                  0          2,940
        Common Stock Issued for Services                               0            255,000        257,000
        Common Stock Issued to Satisfy Current
          Liabilities                                                  0                  0         20,000
   Changes in Assets and Liabilities

       (Increase) Decrease in Organization Costs                    (649)                 0           (649)
        Increase (Decrease) in Accrued Liabilities                17,814                  0         17,814
                                                               ---------            -------       --------
   Total Adjustments                                              31,379            255,000        308,379
                                                               ---------            -------       --------
Net Cash Used In Operating Activities                           (187,116)              (787)      (506,198)


Cash Flows From Investing Activities

   Purchase of Property and Equipment                             (9,921)                 0         (9,921)
   Investment, Net of Cash Acquired                                3,388                  0          3,388
   Investment, Cash Paid For Acquisition                         (29,000)                 0        (29,000)
                                                                 -------                  -        -------
Net Cash Flows Used In Investing Activities                      (35,533)                 0        (35,533)


Cash Flows From Financing Activities

   Proceeds From the Issuance of Common Stock                          0          1,445,000      1,790,090
   Cost of Public Offering                                             0                  0        (27,547)
   Capital Contributions                                               0                  0          4,464
                                                                       -                  -          -----

Net Cash Provided By Financing Activities                              0          1,445,000      1,767,007
                                                                       -          ---------      ---------

Increase (Decrease) in Cash and Cash Equivalents                (222,649)         1,444,213      1,225,276

                                       -7-
   The accompanying notes are an integral part of these financial statements.

                          AMERICAN ALLIANCE CORPORATION
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997, AND
               FROM INCEPTION (JULY 14, 1983) TO DECEMBER 31, 1998


                                                                                               From
                                                                                               Inception
                                                                                               (July 4
                                                             Year Ended         Year Ended     1983) to
                                                             December 31,       December 31,   December 31,
                                                             1998               1997           1998
                                                             ----               ----           ----
Cash and Cash Equivalents, Beginning of Year                   1,447,925              3,712              0
                                                               ---------              -----              -

Cash and Cash Equivalents, End of Year                       $ 1,225,276        $ 1,447,925    $ 1,225,276
                                                             ===========        ===========    ===========

Supplemental Disclosure of Cash Flow Information:
-------------------------------------------------

Cash paid for:

   Interest                                                  $         0        $         0    $         0
                                                             ===========        ===========    ===========
   Income taxes                                              $         0        $         0    $         0
                                                             ===========        ===========    ===========

Noncash Investing and Financing Activities:

   Issuance of Common Stock for Services                     $         0        $   255,000    $   257,000
                                                             ===========        ===========    ===========

   Common Stock Issued to Satisfy Current                    $         0        $         0    $    20,000
                                                             ===========        ===========    ===========
Liabilities

   Acquisition of 100% of Subsidiary in Exchange For Cash

      Details of Acquisition:

         Fair Value of Assets                                $    15,688

         Liabilities                                               1,026
                                                                   -----

         Book Value of Company                                    14,662

         Cash Paid For Acquisition                                29,000
                                                                  ------

         Goodwill Acquired                                        14,338

         Less Cash Acquired                                       (3,388)

         Total Acquisition, Net of Cash Received             $    11,274        $         0    $         0
                                                             ===========        ===========    ===========


                                       -8-
   The accompanying notes are an integral part of these financial statements.

                          AMERICAN ALLIANCE CORPORATION
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 - ORGANIZATION
---------------------

          American Alliance Corporation (The Company) was incorporated under the laws of the State of Utah, on July 14, 1983 under the name Far West Gold, Inc., with an authorized capital of 50,000,000 shares of common stock with a par value of one mil ($.001) per share. The Company changed its name to Far West Resources, Inc. on May 14, 1996. On September 22, 1997, the Company changed its name and state of incorporation from Far West Resources, Inc., a Utah Corporation, to American Alliance Corporation, a Nevada Corporation, with the Nevada Corporation being the surviving corporation.

          On July 14, 1983, the Company, in connection with a 504D offering, issued 5,141,000 shares of common stock for cash at $.003 per share, or $15,000.

          During October, 1984, the Company issued 13,009,000 shares of common stock at $.01 per share or $130,090, less expenses of the offering of $27,547, for net cash of $102,543.

          For the year ended December 31, 1990, the Company received a capital contribution of $4,364 to pay expenses of the Company.

          For the year ended December 31, 1991, the Company received a capital contribution of $100 to pay expenses of the Company.

          For the year ended December 31, 1995, the Company issued 20,000,000 shares of common stock at $0.001 per share to satisfy current liabilities in the amount of $20,000.

          On April 15, 1996, the Board of Directors authorized a reverse split of 500:1, that was approved by the stockholders on May 9, 1996.

          On April 16, 1996, the Company issued 4,000,000 shares of common stock at $0.0005 per share for services, or $2,000.

          On May 9, 1996, the Company issued 4,000,000 shares of common stock at $0.05 per share for cash in the amount of $200,000.

          On May 9, 1996, the stockholders authorized an increase in the number of shares that the Company has authority to issue to 105,000,000, of which 100,000,000 shares shall be $.001 par value Common Stock and 5,000,000 shares shall be $.10 par value Preferred Stock.

          On June 30, 1997, the Company issued 2,000,000 shares of common stock for cash of $45,000 and $255,000 for services at $0.15 per share, or $300,000.

                          AMERICAN ALLIANCE CORPORATION
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 - ORGANIZATION (CONTINUED
--------------------------------

          On September 22, 1997, the Company changed its name and state of incorporation from Far West Resources, Inc., a Utah Corporation, to American Alliance Corporation, a Nevada Corporation, with the Nevada Corporation being the surviving corporation, and authorized a decrease in the par value of capital stock. Preferred stock par value was adjusted from $.001 to $.0001 and common stock par value was adjusted from $.10 to $.00001.

          On October 24, 1997, the Company issued 1,000,000 shares of common stock in a 504 D offering memorandum at $0.50 per share, or $500,000.

          On December 19, 1997, the Company issued 450,000 shares of common stock in a 504 D offering memorandum at $2.00 per share, or $900,000.

          On January 9, 1998, the Company organized American Alliance, Inc., its wholly owned subsidiary, under the laws of the State of Nevada with an authorized capital of 1,000.

          On September 15, 1998, the Company's acquired 100% of the outstanding common stock of Rowland, Carmichael and Associates, Inc. for $29,000. The book value of the assets acquired was $14,662 less cash acquired of $3,388, for a net acquisition of $11,274. Excess of market value over book value of assets acquired is $14,338.

          The Company is a development  stage  company,  as defined in Financial
          Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and although its planned principal operations have commenced there have been no significant revenues derived therefrom.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

          A. Cash and Cash Equivalents
          ----------------------------

          The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

          B. Basis of Financial Statement Presentation
          --------------------------------------------

          The Company's financial statements are prepared using the accrual method of accounting.

          C. Concentration of Credit Risk
          -------------------------------

          The Company maintains U.S. dollar cash balances in Canadian banks that are not insured.

                          AMERICAN ALLIANCE CORPORATION
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
----------------------------------------------------

          D. Principles of Consolidation
          ------------------------------

          The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, American Alliance, Inc. and Rowland, Carmichael, & Associates, Inc. All material intercompany transactions have been eliminated in consolidation.

          E. Property and Equipment
          -------------------------

          Property and Equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful life of the assets, which is five years. Repairs and maintenance are charged to operations as incurred.

          F. Goodwill
          -----------

          Goodwill represents the excess of the cost of subsidiary acquired over the fair value of their net assets at dates of acquisition and is being amortized on the straight-line method over 15 years. Amortization expense charged to operations for 1998 was $956.

          G. Revenue Recognition
          ----------------------

          Revenues are recognized at time of performance of services.

          H. Earnings or Loss Per Share
          -----------------------------

          Basic earnings or loss per share has been computed based on the weighted average number of common shares outstanding and common share equivalents at the date of the financial statements. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented. The number of shares used in computing earnings or loss per share at December 31, 1998 and 1997 was 11,526,202 and 9,530,368, respectively.

          I. Income Taxes
          ---------------

          The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes,' by which deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of

                          AMERICAN ALLIANCE CORPORATION
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
----------------------------------------------------

          I. Income Taxes
          ---------------

          assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. See Note 4.

          J. Use of Estimates
          -------------------

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

          K. Business Segment Information
          -------------------------------

          The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," on January 1, 1998. The Company operates in one industry. The Company is an aggregator and presentation portal for targeted Internet streaming media content. The Company offers a large, comprehensive selection of Internet programming, including sports, news, business and finance, health and medicine, technology politics, and religion. Among other content, the Company will broadcast live pay-per-view seminars and entertainment, trade shows, conferences, and training events on worldwide basis. There were no material amounts of sales or transfers among geographic areas or major customers within the United States.

          L. Pending Accounting Pronouncements
          ------------------------------------

          It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

NOTE 3 - PROPERTY AND EQUIPMENT
-------------------------------

          Property and equipment consists of computer equipment at December 31, 1998. Depreciation expense charged to operations during 1998 was $1,984.

NOTE 4 - INCOME TAXES
---------------------

          There is no current or deferred tax expense for the years ended December 31, 1998 and 1997, due to the Company's loss position. The benefits of timing differences have not been previously recorded.

                          AMERICAN ALLIANCE CORPORATION
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 4 - INCOME TAXES (CONTINUED)
---------------------------------

          The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities is a result of the following:

          Deferred Taxes                    1998                1997
          --------------                    ----                ----
          NOL Carryforwards                 $    355,102        $   208,629
          Valuation Allowance                   (355,102)          (208,629)
                                                --------           --------
         Net Deferred Tax Assets            $          0        $         0

          A reconciliation between the statutory federal income tax rate and the effective rate of income tax expense for each of the years during the period ended December 31 follows:

                                                 1998          1997
                                                 ----          ----
         Statutory Federal Income Tax Rate       (35.0%)       (35.0%)
         Increase in Valuation Allowance          35.0%         35.0%
                                                  ----          ----
         Effective Income Tax Rate                 0.0%          0.0%
                                                   ===           ===

         The Company has available net operating loss carryforwards of $814,577 and $596,082 at December 31, 1998 and 1997, for tax purposes to offset future taxable income. The net operating loss carryforwards expire principally beginning in the year 2013.

NOTE 6 - STOCK OPTIONS
----------------------

          The Company has two stock option plans that provide for the granting of stock options to officers and key employees. The objectives of these plans include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire common stock. Options outstanding under the Company's two stock option plans have been granted at prices which are either equal to or above the market value of the stock on the date of grant and expire at various dates after the grant date.

                          AMERICAN ALLIANCE CORPORATION
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 6 - STOCK OPTIONS (CONTINUED)
----------------------------------

          The status of the Company's stock option plans is summarized below as of December 31:

                                                      Number of          Option
                                                      Shares             Price
                                                      ------             -----
          Outstanding at December 31, 1996                    0          $     .00
                                                              -          ---------
          Options Outstanding at December 31, 1997            0                .00
          Granted Under the 1997 Stock Option Plan    1,250,000               1.00
          Granted Under the 1998 Stock Option Plan    1,200,000               2.00
                                                      ---------               ----
          Options Outstanding at December 31, 1998    2,450,000          1.00-2.00
                                                      =========          ==== ====

          The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost for stock options is recognized for stock options awards granted at or above fair market value. Had compensation expense for the Company's stock-based compensation plans been determined under SFAS No. 123, based on the fair market value at the grant dates, the Company's pro forma net loss and pro forma net loss per share would have been reflected as follows:

                                        1998                      1997
                                        ----                      ----
          Net Loss
               As reported              $  (218,495)              $ (255,787)
               Pro forma                $(1,508,532)              $ (919,101)
          Net Loss Per Share
               As reported              $     (0.02)              $    (0.03)
               Pro forma                $     (0.13)              $    (0.10)

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumption used for those options granted in 1998 and 1997, respectively, dividend yield of 0% and 0%, expected volatility of 76% and 173%, risk-free interest rates of 5% and 5%, and expected lives of 10 years and 10 years.

         NOTE 6 - SUBSEQUENT EVENTS
         --------------------------

          On March 8, 1999, the Company's subsidiary, American Alliance, Inc., entered into an agreement to assign interest in the domain name of "WhatsOnLine.com" for a consideration of $50,000. All rights, title and interest in, and to, the domain name convey to the buyer effectively immediately upon completion of all documents and notifications required to transfer domain name to buyer.

                                    PART III
                                INDEX TO EXHIBITS

                                                                                            Page
Exhibit 2
           2a     Merger of American Alliance Utah into American Alliance Nevada            E-1
           2b     Stock Purchase Agreement with Rowland Carmichael                          E-
Exhibit 3
           3a     Articles of Incorporation and Amendments                                  E-
           3b     Bylaws                                                                    E-
Exhibit 10
           10a    Domain Name Acquisition Agreement
           10b    Escrow Agreement regarding Domain Name
Exhibit 23        Consent of Independent Auditor
Exhibit 27        Financial Data Schedule
Exhibit 99
           99a    Minutes regarding organization and stock issuance
           99b    Minutes regarding offering and loans
           99c    Minutes regarding stock to repay debt
           99d    Minutes regarding 500:1 reverse split
           99e    Minutes regarding acquisition and share issuance
           99f    Minutes approving 504 offering
           99g    Shareholders' minutes regarding Preferred Stock
           99h    Minutes approving 504 offering
           99i    Minutes regarding disposition of interest
           99j    Shareholdres' minutes regarding share increase and options
           99k    Minutes regarding 504 offering
           99l    Minutes regarding 1997 option plan
           99m    Minutes regarding 505 offering
           99n    Minutes regarding annual meeting
           99o    Minutes regarding 2:1 forward split
           99p    Minutes regarding name change
           99q    1997 Stock Option Plan
           99r    1998 Stock Option Plan
           99s    504 offering dated April 23, 1996
           99t    504 offering dated June 30, 1997
           99u    504 offering dated October 1, 1997
           99v    505 offering dated December 1, 1997
           99w    Trademark Application for Domain Name

                                   SIGNATURES

         The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on May 11, 1999.


                                             AMERICAN ALLIANCE CORPORATION


                                             By  /s/ Harmel S. Rayat
                                             -----------------------
                                             Harmel S. Rayat, Director, Chairman



         This offering statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Harmel S. Rayat                                 May 11, 1999
-------------------------------------------         ------------------------
Harmel S. Rayat, Director                           Date


/s/ Kesar S. Dhaliwal                               May 11, 1999
-------------------------------------------         ------------------------
Kesar S. Dhaliwal, Director                         Date


/s/ Jasbinder Chohan                                May 11, 1999
-------------------------------------------         ------------------------
Jasbinder Chohan, Director                          Date